SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Final Amendment)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PMC Commercial Trust
(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value
(Title of Class of Securities)

693434102
(CUSIP Number)

REIT Redux LP 14901 Quorum Drive, Suite 900 Dallas, Texas 75254 Telephone No.: (214) 420-3960 Facsimile: (214) 206-9991
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e). 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) REIT Redux LP IRS EIN 26-3332258
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,515
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 371,515
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.52%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Introduction

This Final Amendment to Schedule 13D ("Final Amendment") amends and restates the Schedule 13D originally filed by REIT Redux LLC on September 28, 2009 (the "Schedule 13D"), relating to the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of PMC Commercial Trust, a Texas real estate investment trust (the "Company").

Item 1.	Security and Issuer.

This Final Amendment relates to Shares of the Company.  The principal executive offices of the Company are located at 17950 Preston Road, Suite 600, Dallas, Texas 75252.

Item 2.	Identity and Background.

This Final Amendment is filed by REIT Redux LP, a Delaware limited partnership (the "Reporting Person").  The principal business of the Reporting Person is investing in equity securities of real estate investment trusts.  The business address of the Reporting Person is 14901 Quorum Drive, Suite 900, Dallas, Texas 75254.

The general partner of the Reporting Person is REIT Redux LLC, a Delaware limited liability company.  The principal business of REIT Redux LLC is to act as the general partner of the Reporting Person.  The business address of REIT Redux LLC is 14901 Quorum Drive, Suite 900, Dallas, Texas 75254.

The President of REIT Redux LLC is Robert Stetson.  Mr. Stetson is also engaged in numerous other real estate related businesses.  Mr. Stetson is also the former Chief Executive Officer of U.S. Restaurant Properties, Inc. (later Truststreet Properties, Inc.), a New York Stock Exchange listed company that was sold to GE Capital in 2007.  The business address of Mr. Stetson is 14901 Quorum Drive, Suite 900, Dallas, Texas 75254.

During the last five years, none of the Reporting Person, REIT Redux or Mr. Stetson (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Person to purchase the 371,515 Shares owned by it through April 4, 2011 was approximately $2,625,868 (including brokerage commissions), all of which was derived from working capital.  Of the 371,515 Shares currently owned by the Reporting Person, 100,482 were originally purchased by the partners of the Reporting Person with personal funds at an aggregate cost of approximately $725,208, which Shares were contributed to the Reporting Person as capital contributions.

Item 4.	Purpose of the Transaction

The Reporting Person has no plans or proposals that relate to or would result in any of the following actions:

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the present board of trust managers or management of the Company, including any plans or proposals to change the number or term of trust managers or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)           Any other material change in the Company's business or corporate structure;

(g)           Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company

Mr. Stetson may be deemed to beneficially own 371,515 Shares, or approximately 3.52% of the outstanding Shares, by virtue of his position as President of REIT Redux LLC, the general partner of Reporting Person, that has power to vote and to dispose of such Shares.

The percentages of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon 10,559,554 Shares outstanding on March 3, 2011, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2011

REIT REDUX LP, A Delaware limited partnership

By:	REIT Redux LLC, Its general partner

	By:	/s/ Robert J. Stetson
Robert J. Stetson
President

Schedule 1

The following table sets forth information with respect to each transaction in Shares by the Reporting Person during the past 60 days.  All transactions were effected in the open market on a national securities exchange through a broker and reflect the trade date of such transaction.

Date	Seller	Number of Shares Disposed	Price Per Share*
02/18/2011	REIT Redux LP	1180	8.77
02/22/2011	REIT Redux LP	9673	8.81
02/23/2011	REIT Redux LP	5200	8.82
02/24/2011	REIT Redux LP	4500	8.95
02/25/2011	REIT Redux LP	6781	9.00
02/28/2011	REIT Redux LP	1000	8.98
03/01/2011	REIT Redux LP	2600	9.37
03/04/2011	REIT Redux LP	400	8.98
03/07/2011	REIT Redux LP	1100	9.03
03/08/2011	REIT Redux LP	4400	9.01
03/09/2011	REIT Redux LP	67	9.11
03/11/2011	REIT Redux LP	578	8.84
03/14/2011	REIT Redux LP	422	8.84
03/17/2011	REIT Redux LP	400	8.80
03/21/2011	REIT Redux LP	400	8.84
03/23/2011	REIT Redux LP	500	8.84
03/25/2011	REIT Redux LP	1000	8.80
03/28/2011	REIT Redux LP	1000	8.88
03/29/2011	REIT Redux LP	500	8.80

*	Excludes brokerage commissions.